SCHEDULE 13E-4

   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 30, 1997
                       SECURITIES ACT FILE NO. 333-17425
                   INVESTMENT COMPANY ACT FILE NO. 811-07957
                            ------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                                 AMENDMENT NO. 1
                       GT GLOBAL FLOATING RATE FUND, INC.
                                (Name of Issuer)
                       GT GLOBAL FLOATING RATE FUND, INC.
                      (Name of Person(s) Filing Statement)
               SHARES OF COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)
                                   361969108
                     (CUSIP Number of Class of Securities)
                              WILLIAM J. GUILFOYLE
                       GT GLOBAL FLOATING RATE FUND, INC.
                        50 CALIFORNIA STREET, 27TH FLOOR
                        SAN FRANCISCO, CALIFORNIA 94111
                                 (415) 392-6181
          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   COPIES TO:

               ARTHUR J. BROWN, ESQ.                         MICHAEL A. SILVER, ESQ.
              R. CHARLES MILLER, ESQ.                         CHANCELLOR LGT ASSET
            KIRKPATRICK & LOCKHART LLP                          MANAGEMENT, INC.
          1800 MASSACHUSETTS AVENUE, N.W.               50 CALIFORNIA STREET, 27TH FLOOR
              WASHINGTON, D.C. 20036                     SAN FRANCISCO, CALIFORNIA 94111

                                AUGUST 25, 1997
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

     This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule 13E-4 of GT Global Floating Rate Fund, Inc. (the "Fund") relating to an offer to purchase (the "Offer") up to 900,000 of the Fund's shares of common stock, par value $0.001 per share (the "Shares") and originally filed with the Securities and Exchange Commission on August 25, 1997 constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities and Exchange Act of 1934 (the "Exchange Act") and General Instruction D of Schedule 13E-4.

     The Offer terminated at 12:00 midnight, New York City time, on September 23, 1997 (the "Expiration Date"). Pursuant to the Offer, 77,712.132 Shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $10.01 per Share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate price of $777,898.47.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       GT GLOBAL FLOATING RATE FUND, INC.

September 30, 1997                     By:  /s/ Phillip S. Gillespie
                                          _____________________________________
                                            Phillip S. Gillespie
                                            Assistant Secretary